Frederic Dorwart, Lawyers

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

DATE:	December 8, 2011

SUBJECT:	Response to inquiry from SEC regarding Cavanal Hill Fund U.S. Treasury Money Market Fund (the “Fund”), Section 35(d) and its implementing rule, Rule 35d-1(a)(2) (together, the “Name Rule”)

FROM:	Amy E. Newsome and H. Steven Walton, Frederic Dorwart, Lawyers, Fund Counsel

TO:	Chad Eskildsen, Securities Exchange Commission (“SEC”)

CC:	Diane Jenkins, Cathy Dunn, Brian Henderson, Michael Kitchen, Kristin Walters

In recent telephone and e-mail communications, Fund Counsel and SEC staff members, Sharon Pichler, Sarah Tensithoff and Chad Eskildsen, engaged in dialog regarding the Fund’s holdings and the Name Rule. The discussions mirrored an earlier SEC Comment.

As previously explained, the Fund believed it to be in compliance with the Name Rule because the investments of the Fund have always been fully invested in (1) obligations that are backed by an explicit guarantee of the full faith and credit of the United States Treasury, or (2) repurchase agreements, where the underlying security was backed by an explicit guarantee of the full faith and credit of the United States Treasury. Further, the types of instruments the Fund invested in were specifically described in its prospectus.

The Fund understands the SEC’s view regarding the Name Rule – that in order for a security to be considered a United States Treasury security, it must be issued by the United States Treasury. The Fund is willing to maintain at least 80% of its holdings in (1) United States Treasury issued securities, or (2) repurchase agreements, where the underlying security was issued by the United States Treasury. As of November 30, 2011, the Fund’s holdings were as follows:

•	13.42% in corporate bonds guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program (the “Program”).
•	43.10% in U.S. Treasury Bills and U.S. Treasury Notes.
•	43.48% in Repurchase Agreements, each collateralized by U.S. Treasury Notes and Bonds

As part of its annual Prospectus update, the Fund will also make appropriate changes to the descriptions and definitions of permissible Fund investments when it files its 485B in December (to be effective 1/1/2012).

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

4.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome